September 5, 2023

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F. Street, N.E.

Washington, D.C. 20549

Re:	National Beverage Corp. Form 10-K for the Fiscal Year Ended April 29, 2023 Filed June 28, 2023 File No. 001-14170

Dear Mr. Purcell and Ms. Dorin:

This letter is being provided on behalf of National Beverage Corp. (the “Company” or “we”) in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated August 3, 2023 regarding the Company’s Annual Report on Form 10-K for the fiscal year ended April 29, 2023.

The text of the Staff’s comments is included in bold and italics for your convenience. The Company’s response is set forth immediately below each comment.

Form 10-K for the Fiscal Year Ended April 29, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 12

1.	To the extent material, discuss the indirect consequences of climate-related regulation or business trends, such as the following:
•	decreased demand for goods or services that produce significant greenhouse gas emissions or are related to carbon-based energy sources;
•	increased demand for goods that result in lower emissions than competing products;
•	increased competition to develop innovative new products that result in lower emissions;
•	increased demand for generation and transmission of energy from alternative energy sources; and
•	any anticipated reputational risks resulting from operations or products that produce material greenhouse gas emissions.

Response:

The Company has not identified any material indirect consequences of climate-related regulation or business trends to date. We will, however, continue to evaluate the impacts of climate-related regulations or business trends and will provided additional disclosure in future filings if our evaluation determines any become, or are reasonably expected to become, material. Below are additional responses to each bullet point.

•	decreased demand for goods or services that produce significant greenhouse gas emissions or are related to carbon-based energy sources;
•	increased demand for goods that result in lower emissions than competing products;

During the three fiscal years covered by our 2023 10-K, the Company, to its knowledge, did not experience either (a) any material decrease in demand for our products as a result of significant greenhouse-gas emissions or the use of carbon-based energy sources utilized for their production and distribution or (b) increase in demand for products that result in lower emissions than competing products.

•	increased competition to develop innovative new products that result in lower emissions;

During the three fiscal years covered by our 2023 10-K, the Company, to its knowledge, did not experience increased competition to develop innovative new products that result in lower emission. While competitors have introduced numerous new products during this period, to date, we are not aware of any that are being marketed or promoted based on lower emissions.

•	increased demand for generation and transmission of energy from alternative energy sources;

The Company is not aware of any increased demand for generation and transmission of energy from alternative energy sources that has materially impacted its operations. The Company is not engaged in the generation or transmission of energy from alternative energy sources. However, the Company does purchase electricity. There are various forms of power used to generate this electricity including: natural gas, nuclear, coal-fired, hydro and others. The Company, however, has little control over the mix of energy sources used to produce the electricity that it consumes. We are generally aware of the availability of alternate energy sources for some, but not all, of our manufacturing facilities and the cost of using alternate energy sources would be slightly higher. The Company’s cost of electricity in the three year period covered by the Form 10-K did not materially increase or decrease and therefore did not have a material impact on our financial condition or results of operations.

•	any anticipated reputational risks resulting from operations or products that produce material greenhouse gas emissions.

The Company is not currently aware of any reputational damage that has occurred as a result of our operations or products that produce material greenhouse gas emissions. With respect to distribution, the majority of the Company’s products are delivered through the warehouse distribution system which the Company believes is more efficient and results in lower greenhouse gas emissions than products distributed by direct-store delivery.

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2.	If material, discuss the physical effects of climate change on your operations and results. This disclosure may include the following:
•	severity of weather, such as floods, hurricanes, sea levels, arability of farmland, extreme fires, and water availability and quality;
•	quantification of material weather-related damages to your property or operations;
•	potential for indirect weather-related impacts that have affected or may affect your major customers or suppliers;
•	decreased agricultural production capacity in areas affected by drought or other weather-related changes; and
•	any weather-related impacts on the cost or availability of insurance.

Your response should include quantitative information for each of the periods for which financial statements are presented in your Form 10-K and explain whether changes are expected in future periods.

Response:

The Company has not experienced material physical effects of climate change on its operations or results of our operations in the three year period covered by the Form 10-K. We will, however, continue to evaluate the physical effects of climate change on our operations and results of our operations and will provide additional disclosure in future filings if our evaluation determines any become, or are reasonably expected to become, material. Below are additional responses to each bullet point.

•	severity of weather, such as floods, hurricanes, sea levels, arability of farmland, extreme fires, and water availability and quality;

During the three year period covered by the Form 10-K, the Company operated twelve (12) manufacturing facilities and a number of distribution facilities geographically dispersed throughout the United States. During this period, the Company did not experience a material physical effect to our operations or the results of our operations from the severity of weather. One of our leased manufacturing facilities is located in South Florida, an area that has historically been subject to hurricane warnings, but has not suffered major damage. While the facility is typically closed as a precautionary measure when hurricane warnings are issued, lost production has not been significant and can be supplemented by other plants if necessary in the future.

We have not experienced water availability or quality issues in any of our manufacturing facilities during the periods cover by the Form 10-K.

•	quantification of material weather-related damages to your property or operations;

During the three year period covered by the Company’s Form 10-K, there has been no material weather-related damages to the Company’s property or operations. Several manufacturing facilities have experienced water damage due to normal roof or plumbing maintenance issues, but these were not attributable to extreme weather conditions.

•	potential for indirect weather-related impacts that have affected or may affect your major customers or suppliers;

The Company is not aware of any indirect weather-related impacts that have affected or may affect its major customers or suppliers during the three year period covered by the Company’s Form 10-K. The Company recognizes that the potential future weather-related impacts exists, but believes the risk is mitigated somewhat by the fact that major customers and suppliers consist of large multi-state organizations that are geography dispersed. From time to time, weather may have an impact on sales in a given year or quarter, and weather and natural disasters could impact our customers and suppliers, creating additional cost or impacting availability. We note that this risk is discussed in Item 1A. (page 12) of the Company’s fiscal year 2023 Form 10-K which contains the following paragraph:

Unfavorable weather conditions. Unfavorable weather conditions could have an adverse impact on our revenue and profitability. Unusually cold or rainy weather may temporarily reduce demand for our products and contribute to lower sales, which could adversely affect our profitability for such periods. Prolonged drought conditions in the geographic regions in which we do business could lead to restrictions on the use of water, which could adversely affect our ability to produce and distribute products.

Additionally, potential risks related to indirect weather-related impacts are further discussed in the Overview section of Item 7 (page 16) of the Company’s fiscal year 2023 Form 10-K which contains the following paragraph:

Our operating results are affected by numerous factors, including fluctuations in the costs of raw materials, supply chain disruptions, holiday and seasonal programming and weather conditions. While prior years witnessed more seasonality, higher sales are realized during the summer when outdoor activities are more prevalent.

•	decreased agricultural production capacity in areas affected by drought or other weather-related changes;

The Company is not directly involved in the agricultural sector. However it does purchase ingredients for its products that are sourced from agricultural areas primarily in the United States. The Company is not aware of any long-term decline of agricultural production capacity for these ingredients that have been or may be due to drought or weather-related changes. Agricultural based products, like many other raw materials we purchase, are commodities, whose price is influenced by supply and demand market conditions. The supply of agricultural based ingredients can be limited by adverse weather related conditions which results in higher costs. This potential risk is discussed in Item 1A. (page 11) of the Company’s fiscal year 2023 Form 10-K which contains the following paragraph:

Raw materials and energy. The production of our products is dependent on certain raw materials, including aluminum, resin, corn, linerboard, water and fruit juice. In addition, the production and distribution of our products is dependent on energy sources, including natural gas, diesel fuel, carbon dioxide and electricity. These items are subject to supply chain disruptions and price volatility caused by numerous factors. Commodity price increases ultimately result in a corresponding increase in the cost of raw materials and energy. We may be limited in our ability to pass these increases on to our customers or may incur a loss in sales volume to the extent price increases are taken. In addition, strikes, weather conditions, governmental controls, tariffs, national emergencies, natural disasters, supply shortages or other events could affect our continued supply and cost of raw materials and energy. If raw materials or energy costs increase, or their availability is limited, our financial position could be adversely affected

•	any weather-related impacts on the cost or availability of insurance.

As a regular part of its risk management process, the Company reviews the historical property market losses that impact the cost and availability of insurance. Although such industry losses have increased substantially during the past five years, the Company has not detected any material change in the availability of insurance during the periods covered by the Form 10-K. The cost of insurance, however, has increased annually for the periods covered by the Form 10-K, but such cost increases have been directly related to increases in the Company’s insured values and loss history as opposed to weather-related impacts. For the entire period covered by the Form 10-K, the cost of property insurance represented less than .003% of cost of sales, and was not material. Should insurance costs become material, including those that are weather-related, the Company would reevaluate the disclosures in the Form 10-K.

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3.

If material, please discuss any purchase or sale of carbon credits or offsets and the effects on your business, financial condition, and results of operations. To the extent applicable, ensure you provide quantitative information with your response for each of the periods for which financial statements are presented in your Form 10-K and for any future periods.

Response:

The Company advises the Staff that we have not purchased or sold carbon credits or offsets and presently has no plans to do so in future periods.

We appreciate the Staff’s time and attention to these matters and hope that the foregoing is responsive to the Staff’s comments. Should you have further questions or comments, please feel free to contact the undersigned at (954) 581-0922.

Sincerely,

/s/ George R. Bracken

George R. Bracken

Executive Vice President

National Beverage Corp.